UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

AVANIR PHARMACEUTICALS, INC.

(Name of Subject Company)

AVANIR PHARMACEUTICALS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

05348P401

(CUSIP Number of Class of Securities)

Keith Katkin

President and Chief Executive Officer

Avanir Pharmaceuticals, Inc.

30 Enterprise, Suite 400,

Aliso Viejo, California 92656

(949) 389-6700

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Charles K. Ruck

R. Scott Shean

David M. Wheeler

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, CA 92626

(714) 540-1235

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The information set forth under Items 1.01, 5.02 and 8.01 of the Current Report on Form 8-K filed by Avanir Pharmaceuticals, Inc. (“Avanir”) on December 2, 2014 (including all exhibits attached thereto and incorporated therein by reference), is incorporated herein by reference.

Notice to Investors

The tender offer for all of the outstanding shares of common stock of Avanir (the “Offer”) has not yet commenced. This filing and the attached exhibits are not an offer to buy nor a solicitation of an offer to sell any securities of Avanir. The solicitation and the offer to buy shares of Avanir’s common stock will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that Otsuka Pharmaceutical Co. Ltd., a Japanese joint stock company (“Parent”) and Bigarade Corporation, a Delaware corporation (“Acquisition Sub”) intend to file with the U.S. Securities and Exchange Commission (the “SEC”). In addition, Avanir will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Once filed, investors will be able to obtain the tender offer statement on Schedule TO, the offer to purchase, the Solicitation/Recommendation Statement of Avanir on Schedule 14D-9 and related materials with respect to the tender offer and the merger of Acquisition Sub with and into Avanir, with Avanir surviving as a wholly-owned subsidiary of Parent (the “Merger”) free of charge at the website of the SEC at www.sec.gov, and from the information agent named in the tender offer materials. Investors may also obtain, at no charge, any such documents filed with or furnished to the SEC by Avanir under the “Investors” section of Avanir’s website at www.avanir.com. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, INCLUDING THE SOLICITATION/RECOMMENDATION STATEMENT OF AVANIR AND ANY AMENDMENTS THERETO, AS WELL AS ANY OTHER DOCUMENTS RELATING TO THE TENDER OFFER AND THE MERGER THAT ARE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO WHETHER TO TENDER THEIR SHARES PURSUANT TO THE TENDER OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE TENDER OFFER.

Forward-Looking Statements

Statements included in this report that are not a description of historical facts are forward-looking statements. Words or phrases such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “seek,” “plan,” “expect,” “should,” “would” or similar expressions are intended to identify forward-looking statements, and are based on Avanir’s current beliefs and expectations. These forward-looking statements include without limitation statements regarding the planned completion of the Offer and the Merger. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Avanir’s actual future results may differ materially from Avanir’s current expectations due to the risks and uncertainties inherent in its business. These risks include, but are not limited to: uncertainties as to the timing of the Offer and the Merger; uncertainties as to the percentage of Avanir’s stockholders tendering their shares in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Merger; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, customers, vendors and other business partners; the risk that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; and risks and uncertainties pertaining to the business of Avanir, including the risks detailed under “Risk Factors” and elsewhere in Avanir’s public periodic filings with the SEC, as well as the tender offer materials to be filed by Parent and Acquisition Sub and the Solicitation/Recommendation Statement to be filed by Avanir in connection with the Offer. All forward-looking statements are qualified in their entirety by this cautionary statement and Avanir undertakes no obligation to revise or update this report to reflect events or circumstances after the date hereof, except as required by law. This caution is made under the safe harbor provisions of Section 21E of the Private Securities Litigation Reform Act of 1995.